

March 14, 2014

Via E-mail
Yitzhak Shtinovitz
President
Zubra Inc.
717 N. Union Street, #114
Wilmington, Delaware 19805

Re: **Zubra Inc.**
Registration Statement on Form S-1
Filed February 27, 2014
File No. 333-194170

Dear Mr. Shtinovitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to prominently identify your company as a shell company under Rule 405 of the Securities Act. Under that definition, a company is a shell company when it has no or nominal operations and either (i) no or nominal assets; (ii) assets consisting solely of cash or cash equivalents; (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Your disclosure and financial

statements show you have no or nominal operations and assets consisting solely of cash. Until your financial statements reflect more than nominal expenditures in developing your business plan, your company is considered a shell company.

2.   Please revise your cover page to fix the offering price for the duration of the offering, insofar as you are not eligible to conduct an at the market offering under Rule 415(a)(1)(x) of Regulation C. Please similarly revise at page 14, in paragraph 3, under the risk factor "Currently there is no market for our common stock, and there is no assurance that any public market will ever develop…," as well as at page 22, under "Determination of Offering Price," and on page 23, under "Plan of Distribution."

3.   Please revise your cover page to clarify that yours is a best efforts offering, with no minimum. Please also revise to indicate that there will be no use of an escrow account in connection with the offering and that any subscriptions will be immediately available to management, regardless of how much is raised in the offering.

Summary of Our Offering, page 5

4.   Please revise paragraph three to indicate in what sense some of your membership would be "pre-approved." Please also discuss whether you anticipate there being various classes of membership.

Risk Factors, page 8

5.   Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

You may face significant restrictions on the resale of your shares due to state "Blue Sky" laws, page 16

6.   We note that you do not plan on having your securities registered in any state until you receive expressions of interest from investors resident in such states after they have viewed the prospectus. Tell us how management plans on distributing copies of the prospectus to prospective investors in states where you have not registered this offering.

Use of Proceeds, page 22

7.   Please revise paragraph two to indicate how the company will invest net proceeds pending their use for general corporate purposes.

Plan of Distribution, page 23

8.   The second sentence of this section implies that the shares being registered are being registered "for possible resale." Please revise to make clear that the shares being registered are being offered solely by the Company.

Plan of Operation, page 32

9.   We note that in the charts detailing how funds will be expended in the event that 50% or 30% of the shares registered are sold, the totals expended exceed the amount raised plus cash on hand of $22,480. Please advise or revise.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Jonathan D. Strum, Esq.